

June 19, 2012

Via E-mail
Mr. Chenglin Wang
  Chief Financial Officer
Xinde Technology Company
Number 363, Sheng Li West Street
Weifang, Shandong Province
The People's Republic of China

> **Re: Xinde Technology Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **File No. 1-34909**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Consolidated Statements of Income and Comprehensive Income, page F-4

1.   We note your separate income statement line item for bad debt recoveries of $710,330 in fiscal 2011. Please tell us the nature of this bad debt recovery, including the customer(s) involved, the circumstances surrounding such recovery and which previous fiscal year the related accounts receivable had been reserved.

Note 8 – Land Use Rights, page F-18
and
Note 9 – Plant and Equipment, page F-19

2.   We note that legal title to certain land use rights, motor vehicles and buildings is registered in names of management members of the Company. In this regard, although you state that your legal counsel has confirmed the ownership of these assets by the Company, please tell us what objectively verifiable evidence exists that supports the inclusion of these asserts on your balance sheet under U.S. GAAP.

Liquidity and Capital Resources, page 25

3.   In the second sentence of this section, you state that a number of bank loans were arranged to satisfy your financing needs. However, based on the disclosure in Note 11 to your financial statements, it appears you also obtained financing from a related party, identified as Mr. Zengshen, and an unrelated individual (who is not named). In this regard, please tell us the identity and background of the unrelated individual. Also, please explain to us why you borrowed from this individual at interest rates that are substantially higher than your bank loans when you indicate that you have not experienced any difficulty in raising funds through bank loans. Similarly, it is unclear why you continue to borrow funds from Mr. Zengshen when you appear to be able to obtain lower-interest loans from banks. Please explain.

Operating Activities, page 26

4.   We note that your accounts receivable increased $37,313,250 (or 61.7%) to $97,785,036 during the fiscal year ended June 30, 2011, but your revenues only increased 14.9% in fiscal 2011 as compared to fiscal 2010. We also note that your accounts receivable of $97,785,036 at June 30, 2011 represent 69% of your revenues for the fiscal year then ended. Please tell us (i) the credit terms you generally extend to your customers, (ii) why your accounts receivable increased at a much greater pace than your revenues during fiscal 2011, and (iii) why your accounts receivable represent such a high proportion of your annual revenues.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief